Mail Stop 6010

      July 28, 2006

Via Facsimile and U.S. Mail

Mr. Michael L. Canning
Chief Executive Officer
SiRF Technology Holdings, Inc.
148 E. Brokaw Road
San Jose, CA   95112


	Re:	SiRF Technology Holdings, Inc.
		Form 10-K for the year ended December 31, 2005
Filed March 31, 2006
Form 10-Q for the quarter ended March 31, 2006
      File No. 0-50669


Dear Mr. Canning:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management`s Discussion and Analysis of Financial Condition, page
29

Results of Operations, page 36

1. The discussion on page 29 suggests that the 2005 acquisitions have had a significant impact on your results of operations. However, we note no discussion to that effect in this section. Please revise future filings to quantify the impact of these acquisitions on your results of operations.

Consolidated Statements of Operations, page 49

2. In future filings, please revise the statement to remove the caption in footnote (b) showing a total stock compensation expense amount. Otherwise, consistent with SAB Topic 14-F, present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items, in the notes to the
financial statements or within MD&A.   This comment also applies
to
the information presented in Note 17.

Note 1. Organization and Summary of Significant Accounting
Policies,
page 54

Segment Reporting, page 62

3. In the business section on pages 1 through 7, you categorize your
products and the underlying operations into two groups, namely,
(1)
chip sets and standard embedded software, and (2) premium software products. We also note from the filing that the economic characteristics of the two groups are likely to be dissimilar.
* Tell us what financial information is available to your CODM on that basis.
* Tell us how you considered these product groupings and the underlying operations in concluding that you operate in one operating and reportable business segment.
* Tell us how you considered these two groups in concluding not to disclose the revenue by groups of products or services required by paragraph 37 of SFAS 131.

4. Likewise, you highlight four target platforms in which you market and sell your products. Tell us what financial information is available to your CODM on that basis and explain how you considered these target platforms and the related operations in concluding that you operate in one operating and reportable business segment.

Note 3. Business and a Development-Stage Company Acquisitions,
page
64

5. Please revise the disclosure in future filings to specifically indicate the date on which you consummated the business and asset acquisitions.

6. Please revise future filings, beginning with your next Form 10-Q, to provide the supplemental pro forma information required by paragraphs 54-55 of SFAS 141 as it relates to your acquisitions of Kisel, Motorola`s GPS chip set product line and Impulsesoft. We note that the amounts appear to be material in the aggregate. In these future filings, please comply fully with the disclosure requirements of paragraphs 51-52 of SFAS 141.

7. We note that you expensed in-process research and development (IPR&D) of $1.65 million as a result of your acquisitions of Motorola`s GPS chip set product line and Impulsesoft in fiscal 2005 and $13.3 million relating to your acquisition of TrueSpan in the quarter ended March 31, 2006. In future filings, beginning with your next Form 10-Q, please revise the notes to the financial statements to provide the following:

* Disclose the appraisal method used to value IPR&D costs acquired;

* Discuss all significant assumptions made and estimates used in determining the assigned values to each significant IPR&D project such as the risk adjusted discount rate applied to the project`s cash flows and period in which material net cash inflows from significant projects are expected to commence;

* Describe each significant IPR&D project acquired;

* Present in tabular format the fair value assigned to each project acquired and projected costs to complete by project;

* For each project, disclose in MD&A the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date, the date you will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time and the risks involved if the IPR&D projects are not completed on a timely basis; and

* In subsequent filings, revise MD&A to provide a detailed discussion of the status of your efforts for completion of the R&D projects and the impact from any delays. Also, provide an explanation of material variations between projected results and actual results and how failure to achieve projected results impacted (or will impact) expected return on investment, future results and financial condition.

Note 9.  Identified Intangible Assets, page 69

8. We note that you present a separately identified intangible called
acquisition-related assembled workforce. Please explain to us how this complies with the guidance provided in paragraph 39 of SFAS 141 which indicates that an assembled workforce shall not be recognized as an intangible apart from goodwill. Otherwise, revise all future filings, beginning with your next Form 10-Q, to comply fully with the guidance.

Form 10-Q for the period ended March 31, 2006

Note 2. Acquisitions, page 12

9. To help us understand your accounting for the net assets acquired by TrueSpan, please provide us with a schedule showing your allocation of total purchase price to the fair value of the assets acquired. Please show separately the amounts of any adjustments to allocate excess fair value over cost.

10. Please revise the filing to include the pro forma information required by paragraph 58.b. of SFAS 141.

Note 7.  Identified Intangible Assets, page 21

11. We note that you recorded a separately identified intangible called acquisition-related assembled workforce from your acquisition of assets from TrueSpan. Please explain to us how this complies with the guidance provided in paragraph 39 of SFAS 141 which indicates that an assembled workforce shall not be recognized as an intangible apart from goodwill. Otherwise, amend the filing to revise your purchase price allocation and comply fully with the guidance.



*    *    *    *



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626 or me at (202) 551-3671 if you have questions regarding these comments.

							Sincerely,


      Martin F. James
					  		Senior Assistant Chief
Accountant

Mr. Michael L. Canning
SiRF Technology Holdings, Inc.
July 28, 2006
Page 5